

Q2 2025
RESULTS CALL

August 7, 2025 @ 10 AM EST/11 AM ART

Pampa energía

Disclaimer

The material that follows is a presentation of general background information about Pampa Energía S.A. ("Pampa" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. It is not intended to be relied upon as advice to potential investors. This presentation is strictly confidential and may not be disclosed to any other person. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of the information presented herein.

This presentation contains information and statements that are forward-looking within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the 'Securities Act') and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words 'believe', 'expect', 'anticipate', 'target', or similar expressions. While Pampa' s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Pampa, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, changing business, regulatory, political or other market conditions in Argentina and elsewhere, the completion of our new generation projects, the completion of our distribution and transmission subsidiaries' tariff revision process, the prospects for growth anticipated by our management, and the other risks and uncertainties discussed in our reports and other documents filed with the U.S. Securities and Exchange Commission. Further, Pampa undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation that any such forward looking statements will be achieved. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever. Securities may not be offered or sold in the United States unless they are registered or exempt from registration under the Securities Act. Any offering of securities to be made in the United States will be made by means of a prospectus or offering prepared in connection with any such offering.

Unless otherwise indicated, the calculation of the income statement figures in US$ is derived from the sum of: 1 Pampa Energía S.A. stand-alone financial results in transactional US$, 2 power generation and other subsidiaries financial results in transactional US$, and 3 the financial results of Transener and TGS (holding and others segment) affiliates expressed in Argentine pesos divided by the exchange rate at the end of period.

Conversions from local currency reporting to US$ should not be considered representations that any such amounts have been, could have been or could be converted into US$ at that or at any other FX. Moreover, as a result of fluctuations in the US$ to AR$ exchange rate, the exchange rate used in the conversion may not be indicative of current or future exchange rates.

Q2 2025's key takeaways
Consolidated figures, in US$ million

Main highlights

- Production ramp-up at Rincón de Aranda
- New wind farm PEPE 6 and resilient spot prices
- Delayed winter demand, starting in June
- Successful LM, extending 2029s bonds

Consolidated adjusted EBITDA[1]


EBITDA margin
288
45%
Q2 24
...
220
41%
Q1 25
239
39%
Q2 25
-17% yoy
+9% qoq
× Plan Gas
× Petchem
× OpEx
✓Rincón de Aranda
✓PEPE 6
✓Gas exports

Capex[1]


151
Q2 24
...
180
Q1 25
354
Q2 25
+134% yoy
+97% qoq
✓Rincón de Aranda
× PEPE 6

Consolidated adjusted EBITDA breakdown[1,2]


Oil & Gas
50%
TRX
6%
E&P
35%
%
Power
45%
PTQ
1%
TGS
15%
Electricity
50%

Note: 1 It includes affiliates at O/S (CTEB, Transener and TGS): in Q2 25 US$109 million in sales, US$60 million in adjusted EBITDA and US$20 million in capex. Sales include the compensation from retail's Plan Gas.Ar.
2 It does not include pure holding and eliminations and petrochemicals.

Oil and gas

Soft domestic demand, offset by exports & Rincón de Aranda

Adjusted EBITDA, in US$ million


EBITDA margin
121
51%
41
28%
87
40%
Q2 24
...
Q1 25
Q2 25
-28% yoy
+113% qoq
× Domestic gas
× Non-operated oil
✓ Rincón de Aranda
✓ Gas exports

Lifting cost, in US$ million


Per boe
44
5.3
45
6.9
58
7.6
Q2 24
...
Q1 25
Q2 25
Per boe
+42% yoy
+10% qoq
× Lease temp facilities
× Gas treatment
× Gas output

Production performance, in kboe/d


90.8
Oil 5.4
Gas
85.4
94%
72.7
69.5
96%
84.1
8.0
76.1
91%
Q2 24
...
Q1 25
Q2 25
-7% yoy
+16% qoq
× El Mangrullo
× Non-operated gas
× Non-operated oil
✓ Rincón de Aranda
✓ Sierra Chata

Crude oil production, in kbbl/d


71.8
68.4
61.6
Avg Price in US$ per bbl
5.4
3.2
8.0
Q2 24
...
Q1 25
Q2 25
+47% yoy
+147% qoq
Price
× Brent
✓ Hedge
Production
✓ Rincón de Aranda

Oil and gas

Soft domestic demand, offset by exports & Rincón de Aranda

Pampa energía

Gas production, in mcmpd


14.5
11.8
12.9
Q2 24
...
Q1 25
Q2 25

-11% yoy
+10% qoq

- × Mild weather in April & June
- × Winter peak GSA
- ✓ Exports
- ✓ High demand in June

Weighted avg gas price for Pampa, in US$/MBTU


3.2
4.0
4.4
2.9
3.0
4.0
Winter
2024 = 3.7
2025 = 3.5
Q1
Q2
Q3
Q4

Destination of our sales in Q2


Nation-wide 2025
Retail 33%
Power gen 25%
Expo 5%
Industries 37%
Interco 3%
Pampa
2025
29%
52%
8%
9%
2024
26%
58%
4%
9%
3%

Oil and gas

New All-Time high for gas output



In mcmpd
Gas production since 2017
ATH
July 24, 2025
17.4
16
14
12
10
8
6
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Jan-23
Jan-24
Jan-25

Oil and gas

Rincón de Aranda ramping-up as planned

- ✓ 5 pads drilled
- ✓ 4 pads tied-in, 1 in fracking process
- ✓ Building facilities + pipelines
- ✓ No trucking

~US$800 MILLION ESTIMATED CAPEX IN 2025



Estimated oil production, in kbpd
40
30
20
10
0
4/4
Duplicar & TPF
4/6
Pad #2
6/4
Pad #4
7/5
Pad #3
7/14
Pad #6
8/5
TODAY
16 kbpd
Q4 25
20 kbpd
H1 27
TARGET PLATEAU
45 kbpd



Power generation
Boosted by PEPE 6 contribution and spot prices

Adjusted EBITDA[1], in US$ million


EBITDA margin
106
57%
Q2 24
...
130
61%
Q1 25
112
56%
Q2 25

+5% yoy
-14% qoq
- ✓PEPE 6
- ✓Spot prices
- × Power purchases & OPEX
- × Maintenance

Generation performance, in GWh


5,067
Wind 5%
Hydro 8%
Thermal 87%
Q2 24
...
5,951
7%
8%
85%
Q1 25
4,704
9%
6%
85%
Q2 25

-7% yoy
-21% qoq
- ×CTLL & CTEB
- ×HINISA
- ✓Gas supply
- ✓PEPE 6

Installed capacity, in MW


Availability
5,377
98%
Q2 24
...
5,472
96%
Q1 25
5,472
92%
Q2 25

✓PEPE 6

-649 bps yoy
-424 bps qoq
- × CTLL
- × HINISA
- × CPB
- ✓PEPE 6

Note: 1 Incl. EBITDA from CTEB at 50% O/S.

Q2 25 financial position

FCF highly dominated by planned growth capex



Key cash flow figures for the Restricted Group, US$ million
Q2 25 FCF = -US$307 million
-US$247m yoy, -US$187m qoq
1,114
180
-282
RdA
-142
-63
-68
Redemption of 2029 Notes & retap of 2034 Notes
97
43
VMOS & SESA TGS dividend
879
-US$35m yoy
-US$235m qoq
Cash @ Mar-25
EBITDA
CapEx
WK
Debt service
Debt principal, net
Cash yield
Others
Cash @ Jun-25

Note: This chart is an approximate evolution of the cash flow expressed in US$ million, in order to identify the most relevant figures for the convenience of the audience. Therefore, its breakdown may differ from Pampa Energía's Consolidated Financial Statements as of June 30, 2025. Cash = Cash, cash equivalents, financial assets at fair value and financial assets at amortized cost.

Successful LM on debt maturities and financial cost, increased net leverage to support our new projects

Pampa energía

Key leverage figures[1] as of June 2025, in US$ million

	Parent Company	Consolidated with affiliates at O/S[3]
Debt[2]	1,591	1,845
Cash & equiv.	879	1,080
Net debt	712	765
LTM Adj. EBITDA	648	921
Gross leverage	*2.5x*	*2.0x*
Net leverage	*1.1x*	*0.8x*

After Q2 25:

- Issuance of CB Series 25 US$105m @ 7.25%

Pampa Restricted Group principal debt, net of repurchases, in US$ million



US$ AR$
879
123
144
110
107
410
700
Cash 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034



AR$ 6%
US$ 94%
%



Banks 5%
Local Bonds 18%
Int'l Bonds 77%
%

Moody's | B2 S&P | B- Fitch | B- AAA (arg LT)/A1+ (arg ST)

Note: Cash includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 1 FX AR$1,205/US$. LTM adjusted EBITDA is as of June 2025. 2 Incl. accrued financial interests. 3 Affiliates CTEB, TGS and Transener are included at O/S.


THANK YOU
Q&A